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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

June 7, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Senior Counsel

Re:	AIP Alternative Lending Fund A

(File Nos. 333-218889 and 811-23265)

Dear Mr. Minore:

We are writing in response to comments provided telephonically on May 31, 2018 with respect to (1) an amended registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on May 25, 2018, and (2) a letter responding to comments from the Securities and Exchange Commission (“SEC”) staff’s (“Staff”), dated May 25, 2018 on behalf of AIP Alternative Lending Fund A (the “Fund”), a newly-formed closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.	In the first sentence of the sections titled “Involuntary Repurchases and Mandatory Redemptions” in both the Prospectus and SAI, please add the word “when” prior to the word “consistent.”

Response 1.	The disclosure has been revised accordingly.

Comment 2.	Consistent with Staff Legal Bulletin No. 19 issued by the Division of Corporation Finance, please re-file the legality of shares opinion after deleting the first sentence of the third paragraph.

Response 2.	The opinion has been revised and re-filed as an exhibit to the Registration Statement.

Comment 3.	Please include in the Registration Statement unaudited financial statements as of a date within 90 days prior to the date of the filing. See Form N-2, Item 24, Instruction 3.

Response 3.	The Registration Statement has been revised to included unaudited financial statements as of a date within 90 days prior to the filing date.

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If you have any questions, please feel free to contact Allison Fumai at (212) 698-3526 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss